Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio)

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2013	2012	2011 (d)	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income tax expense, minority interest in net income of consolidated subsidiaries, and income from equity investees	$29,717	$(146,260)	$216,742	$240,211	$225,791	$256,994
Add:
Fixed charges	36,333	128,067	113,220	103,390	102,781	113,959
Amortization of capitalized interest	288	1,012	793	642	553	440
Distributions from joint ventures	4,652	6,364	14,374	9,625	9,700	2,835
Less: Interest capitalized	(691)	(7,737)	(5,388)	(3,701)	(1,650)	(5,108)
Total earnings	$70,299	$(18,554)	$339,741	$350,167	$337,175	$369,120
Fixed charges:
Interest expense (a)	$29,649	$93,371	$82,758	$77,343	$78,622	$92,971
Amortization of debt issuance costs	665	2,313	1,738	1,118	910	815
Interest capitalized	691	7,737	5,388	3,701	1,650	5,108
Rental expense interest factor (b)	5,328	24,646	23,336	21,228	21,599	15,065
Total fixed charges	$36,333	$128,067	$113,220	$103,390	$102,781	$113,959
Ratio of earnings to fixed charges	1.9x	(c)	3.0x	3.4x	3.3x	3.2x

(a)
The “Interest expense, net” reported in NuStar Energy L.P.'s consolidated statement of comprehensive income for includes investment income for the quarter ended March 31, 2013 of $0.2 million and for years ended December 31, 2012, 2011 and 2010 of $0.9 million, $0.8 million and $0.2 million, respectively.

(b)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(c)
For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $146.6 million. The deficiency included the effect of $271.8 million of impairment losses mainly resulting from the write-down of the carrying value of our long-lived assets related to our asphalt operations, including fixed assets, goodwill, intangible assets and other long-term assets.

(d)	Revised for discontinued operations in pre-tax income of subsidiaries that have not incurred fixed charges.